

06050663

SECU... ...SION
Washington, D.C. 20549

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SEC MAIL RECEIVED
NOV 2 9 2006
WASH. D.C.
151
PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40771

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____10/01/05____ AND ENDING____09/30/06____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STERNE AGEE CAPITAL MARKETS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
                                        (No. and Street)

BIRMINGHAM   ALABAMA   35209
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHERYL WITT   (205) 380-1728
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                          (Name – *if individual, state last, first, middle name*)

420 20TH STREET N, SUITE 1800   BIRMINGHAM   AL   35203-3207
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 0 7 2006

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, F. Eugene Woodham and Cheryl Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Capital Markets, Inc., as of September 30, 2006, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

_____
Signature

_____
Treasurer
Title

_____
Signature

_____
CFO
Title

_____
Patricia Pierce
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- X   (a)   Facing page
- X   (b)   Statement of Financial Condition
-      (c)   Statement of Operations
-      (d)   Statement of Changes in Financial Condition
-      (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
-      (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors
-      (g)   Computation of Net Capital
-      (h)   Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
-      (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3
-      (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
-      (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to m methods of consolidation
- X   (l)   An Oath or Affirmation
-      (m)   A copy of the SIPC Supplemental Report
-      (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE AGEE CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2006 and 2005

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Capital Markets, Inc.:

We have audited these statements of financial condition of Sterne Agee Capital Markets, Inc., (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Capital Markets, Inc. as of September 30, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.



November 22, 2006

STERNE AGEE CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	1,996,999	2,263,892
Securities owned, at fair value:			
Corporate stocks		666,184	611,859
Nonreadily marketable securities		60,060	30,852
		726,244	642,711
Due from affiliates		338,952	129,064
Furniture, equipment, and leasehold improvements (less accumulated depreciation of $263,928 in 2006 and $217,890 in 2005)		51,383	69,990
Other assets		147,231	147,328
Total assets	$	3,260,809	3,252,985

Liabilities and Stockholder's Equity

		2006	2005
Due to parent company	$	22,065	90,065
Due to affiliates		17,064	178,798
Securities sold but not yet purchased, at fair value:			
Corporate stocks		3,110	—
Other		74,321	128,927
		77,431	128,927
Liabilities subordinated to claims of general creditors		—	350,000
Other liabilities		779,923	779,201
Total liabilities		896,483	1,526,991
Commitments and contingencies (note 5)			
Stockholder's equity:			
Preferred stock, $0.01 par value. Authorized 40,000 shares, no shares issued or outstanding		—	—
Common stock, $0.01 par value. Authorized 60,000 shares, issued and outstanding 2,500 shares both in 2006 and 2005		25	25
Additional paid-in capital		467,410	467,410
Retained earnings		1,896,891	1,258,559
Total stockholder's equity		2,364,326	1,725,994
Total liabilities and stockholder's equity	$	3,260,809	3,252,985

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Capital Markets, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission. Its principal business activities include the clearance of securities transactions for institutional and retail customers introduced by nonaffiliated registered broker dealers, as well as the execution of securities transactions for nonaffiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned, and receivables/payables with customers are recorded on a settlement-date basis. Differences between the trade and settlement date for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market price, and securities not readily marketable are stated at fair value as determined by management.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the lesser of estimated useful lives of the assets or the remaining contractual term of the leases.

(f)   *Recent Accounting Pronouncements*

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. This interpretation is effective for the Company beginning in fiscal year 2007. The Company does not believe the adoption of FIN 48 will have a material impact on its financial position.

(g)   *Reclassification*

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation.

(2)   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2006 and 2005, the Company had net capital of $2,045,298 and $1,771,543, respectively, which was $1,045,298 and $771,543 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

(3)   Wholesale Trading

The Company makes a market in over-the-counter securities and executes transactions on behalf of other broker dealers, both affiliated and nonaffiliated.

(Continued)

(4) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

These securities represented equities at estimated fair values of $60,060 and $30,852 at September 30, 2006 and 2005, respectively.

(5) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects that the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

(6) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations. These amounts are primarily allocated expenses from SAL and SA Group.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(7) Income Taxes

The Company is included in the consolidated federal income tax return filed by SA Group. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

(Continued)

STERNE AGEE CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Notes to Statements of Financial Condition

September 30, 2006 and 2005

Deferred tax assets and liabilities are determined under the liability method-based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rated in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded the following:

		Year ended September 30,	
		2006	2005
Deferred tax assets:			
Fixed assets	$	9,803	13,567
Unrecognized loss on investments		26,630	27,252
Total and net deferred tax assets	$	36,433	40,819

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly; there was no valuation allowance during either 2006 or 2005.

(8) Liabilities Subordinated to Claims of General Creditors

On November 29, 2004, the Company entered into a subordinated loan agreement with SAL in the amount of $350,000. The agreement provided for interest payments at a rate of 4% per annum.

On November 30, 2005, the Company paid in full the subordinated loan with SAL in the amount of $350,000.

Note: A copy of Sterne Agee Capital Markets, Inc. most recent financial statements is available for examination at their principal location, and at the regional office of the Securities and Exchange Commission located in Atlanta, Georgia.